July 29, 2005


MaiStop 4561

VIA U.S. MAIL AND FAX (602)952-0924

Thomas R. Hislop
Chief Financial Officer
Arizona Land Income Corporation
2999 North 44th Street, Suite 100
Phoenix, Arizona 85018

Re:	Arizona Land Income Corporation
	Form 10-K for the year ended December 31, 2004
	Filed March 31, 2005
      File No. 001-09900

Dear Mr. Hislop:

      We have reviewed your response letter dated July 22, 2005 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Note 4. Mortgage Note Receivable, page 17

1. We have considered your response to our prior comment. It does not appear that the terms of your note receivable meet the continuing investment criteria of paragraph 12 of SFAS 66 as no principal payments are made during the first five years of the note. Accordingly, it appears that recognition of the gain using the full accrual method would not be appropriate. Please advise us of your basis in GAAP for recognizing the gain using the full accrual method or revise your filing accordingly.


Please respond to the comments included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz at (202) 551-3438 or me at
(202) 551-3498.

      Sincerely,



							Linda van Doorn
      Senior Assistant Chief Accountant
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Thomas R. Hislop
Arizona Land Income Corporation
July 29, 2005
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